

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

<u>Via E-mail</u>
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

> **Re: mCig, Inc.**
> **Amendment No. 3 to Form 10-K for the year ended April 30, 2013**
> **Amendment No. 2 to Form 10-Q for the quarter ended September 30, 2013**
> **Filed April 23, 2014**
>
> **Form 10-Q for the quarter ended January 31, 2014**
> **Filed March 17, 2014**
>
> **Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014**
> **Form 8-K/A filed April 29, 2014 reporting an event dated Sept. 23, 2013**
>
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed April 29, 2014 reporting an event dated September 23, 2013</u>

1. We note your response to comment 13 and that you have filed an amended Form 8-K to report that, on April 11, 2014, you filed a certificate of correction to state that "each holder of shares of Series A Preferred Stock shall have the right to convert, at any time and from time to time, all or any part of the Preferred Shares held by such Holder into a stated number of the company's Common Stock Shares." We also note that, on April 10,

2014, you amended the Share Cancellation / Exchange / Return to Treasury Agreement (pursuant to which Mr. Paul Rosenberg received 23 million shares of Series A preferred stock on September 14, 2013) to state that, "The Series A Preferred Stock are convertible, at any time and from time to time, all or any part of the Preferred Shares held by the Shareholder, and can be exchanged for a stated number of the company's Common Stock Shares." Please disclose the impact on the company and its shareholders of these actions. In this regard, disclose that there are no set conversion terms for the Series A preferred stock either in the certificate of designation of your Series A preferred stock or in the agreement, as amended, under which Mr. Rosenberg received 23 million shares of Series A preferred stock. Disclose who determines "the stated number of the Company's Common Stock Shares" into which the Series A preferred shares are convertible – both with respect to the 23 million Series A preferred shares already issued to Mr. Rosenberg and with respect to the remaining 27 million authorized but unissued shares of Series A preferred stock. Also disclose how the conversion ratio is determined. Lastly, disclose the number of common shares into which the Series A preferred shares issued to Mr. Paul Rosenberg is convertible. Also revise the Forms 10-Q for the periods covering these events to discuss the material terms of the Series A preferred stock and the lack of terms regarding convertibility.

Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014

2. Notwithstanding your response to comment 1 that you require 90 days to complete the audit of Vapolution, Inc., please amend your Form 8-K to disclose the information requested in comments 2, 3 and 4 of our letter dated March 31, 2014 regarding the Vapolution acquisition. Furthermore, since the financial statements were not included in your initial Form 8-K, so indicate and state when the required financial statements will be filed.

Form 10-Q for the Quarterly Period Ended January 31, 2014

3. We note your response to comments 14-23. Please amend your quarterly report for the period ended January 31, 2014 to include the enhanced disclosure proposed in your response letter.

Notes to the Financial Statements

Note 3. Business Acquisition and Goodwill, page 10

4. We note your responses to comments 1, 2, 3, 15, 16 and 17. Based on your responses to comments 2 and 3, it is unclear to us whether you acquired assets or a business. We note that you have no control over the business decisions within Vapolution, Inc. (Vapolution) for the next ten years. Please tell us how you are accounting for the acquisition of Vapolution and tell us each specific factor you considered in determining such

accounting. Refer to your basis in the accounting literature including ASC 805-10-25 and ASC 805-10-55-4 through 55-9.

5. We note your response to comment 15. As previously requested, please disclose the revenues and earnings of Vapolution since January 23, 2014 (acquisition date) included in your consolidated statements of operations for the three and nine months ended January 31, 2014. In addition, please disclose the supplemental pro forma revenue and earnings of the combined entity for the nine months ended January 31, 2014 and 2013 as though the business combination had occurred as of May 1, 2012.

6. We note your response to comment 16. Please disclose the primary business reasons for the acquisition of Vapolution per ASC 805-10-50-2(d).

7. We note your response to comment 17 noting Vapolution has a customer list in excess of 10,000 customers that when monetized via cross-selling of mCig products could significantly increase your sales. Please tell us in detail why a portion of the purchase consideration was not allocated to identifiable intangible assets including the customer list pursuant to ASC 805-20-25-10 and ASC 805-20-55-2 through 805-20-55-45.

Note 4. Stockholders' Equity

Preferred Stock, page 11

8. Please tell us how you accounted for the exchange of 230 million shares of your common stock for 23 million shares of the Series A Preferred Stock. Refer to your basis in the accounting literature. In addition, tell us the stated number of shares of your common stock that the 23 million shares of Series A Preferred Stock is convertible into.

Note 5. Related Party Transactions, page 12

9. We note your response to comment 18. Please tell us if you issued the additional 500,000 shares of your common stock to Mr. Linhorst for his services as COO. If so, tell us how you accounted for this transaction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

10. Please provide a description of the Vapolution acquisition, including the information requested in comments 2, 3 and 4 of our letter dated March 31, 2014.

11. We note your response to comment 23 regarding whether any payments have been made pursuant to the earn-out provisions of the stock purchase agreement with the shareholders of Vapolution. Please advise whether the shares issuances where pursuant to the earn-out provision or were, instead, the consideration due under Section 1.1.a of the stock

purchase agreement. In this regard, we note that Section 1.1.c of the agreement states that the Vapolution shareholders are entitled to earn-outs of "the first one hundred and ten thousand dollars ($110,000) of EBITDA per year (Earnings Before Interest, Tax, Depreciation and Amortization) from Vapolution, Inc. sales to be split equally amongst LUCEY and SHAFFER (50% each) for a period of ten (10) years following the execution of this agreement ("earn-out period")."

Results of Operations for the Nine Months Ended January 31, 2014 and 2013, page 13

12. We note your response to comment 22. Please provide in the amendment to your Form 10-Q the revised results of operations discussion from your response in the amendment.

13. We note your response to comment 23. Please revise your financial statements and disclosures for the issuance of 2,500,000 restricted shares of the common stock under the earn-out provision under the agreement with the shareholders of Vapolution. Please reference ASC 805-30-25-5 through 805-30-25-7 regarding contingent consideration.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William Robinson Eilers, Esq.